27 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 202,500 RELX PLC ordinary shares at a price of 1246.2040p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 82,364,380 ordinary shares in treasury, and has 1,094,526,750 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 18,484,600 shares.

RELX NV announces that today, it purchased (through UBS Limited) 182,500 RELX NV ordinary shares at a price of €15.5020 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 73,713,494 ordinary shares in treasury, and has 975,392,374 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 16,600,100 shares.